FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2
(Address of principal executive offices)

Attachments:

1.	News Release dated March 03, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
(Registrant)
Date: March 03, 2006
By:
"Harj Gill"
Harj Gill

Its:      CEO
   (Title)

March 03, 2006

SECURITIES AND EXCHANGE COMMISSION         VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:
AMS HOMECARE INC. - (File #000-50109)
Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

"Harj Gill"

per:
Harj Gill
CEO

Enclosures

News Release -Dated March 03, 2006

cc:

AMS HOMECARE INC to Present at ValueRich Small-cap Financial Expo in Miami, March 2006

VANCOUVER, British Columbia—March 03, 2006--AMS Homecare (OTCBB:AHCKF), is pleased to announce that the company will be exhibiting and presenting at the ValueRich Small-cap Financial Expo in Miami, March 8-9, 2006.

The ValueRich Small-cap Financial Expo will showcase approximately 50 small-cap public companies to an audience of 1,500 investment bankers, fund managers, institutional investors, brokers, research analysts, and high net worth investors at the Hotel InterContinental Miami. Mr. Harj Gill, CEO will be presenting at the show and will be available for individual meetings and discussions, which includes a 25 minute presentation on the company.

The ValueRich Small-cap Financial Expo is the only financial event in America where public company officers make traditional financial presentations and are also available for unlimited one-on-one meetings at their executive suites on the expo floor for two solid days.

Another unique feature of the ValueRich conference is a Bankers' Row, where company officers are able to make multiple investment banking connections under one roof. For event information and to register, go to www.vrexpo.net

Keynote speakers include: Neal Wolkoff, Chairman and CEO of the American Exchange (Amex), who will give a presentation on new initiatives addressing small-cap and micro-cap public company needs and the CEO of Dolphins Enterprises, Joseph Bailey. The Miami Dolphins Cheerleaders will also be on hand.

Sponsors for the Miami ValueRich Small-cap Financial Expo include Maxim Group, Harbinger Research, The TUBE Music Network (AGUE), MedeFile (MDFI), Onstream Media, Cameron Associates Inc., The American Stock Exchange (Amex), Standard & Poor's, Lyons Capital, LLC, Life-Exchange (LFXG), Cozen O'Conner Attorneys, East Coast Jewelry, Edgar Online (EDGR), Business Wire, Toraño Cigars, Steve Crowley's American Scene, Insight Communications, Inc., Wall Street Cast, The Broward Alliance, Financial News USA (FNWU) and the Miami Dolphins.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, LVA and patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store http://www.65plusstore.com. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

For further information contact:

AMS Homecare:
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:
Jeff Ball, Business Development
Ph: 403 698 3144
Fax: 403 264 9879
sales@macamgroup.com
www.macamgroup.com
www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are "forward-looking" under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company's ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers' distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company's ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company's most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.